Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

June 23, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 23, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Polestar Automotive Holding UK PLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A American Depositary Shares
Class A Ordinary Shares Par value $0.01 each[1]
Class C-1 American Depositary Shares
Class C-1 Ordinary Shares, par value $0.10 each[2]

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi

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[1] Not for trading, but only in connection with the listing of the Class A American Depositary Shares on The Nasdaq Stock Market LLC. The Class A American Depositary Shares each represent one Class A Ordinary Shares and are registered under the Securities Act of 1993 pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class A American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.

[2] Not for trading, but only in connection with the listing of the C-1 American Depositary Shares on The Nasdaq Stock Market LLC. The Class C-1 American Depositary Shares each represent one Class C Ordinary Share and are registered under the Securities Act pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class C-1 American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to 12a-8 thereunder.